DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

November 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 496 to the Registration Statement on Form N-1A of Xtrackers California Municipal Bond ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. White,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on October 20, 2023. The Amendment was filed on behalf of the Fund on September 5, 2023 with an effective date of November 20, 2023.

The Staff’s comments on the Fund’s Prospectus are restated below, followed by the Fund’s responses.

1.	Comment: Please revise the Fund’s Prospectus disclosure to explain the terms “step-up bonds” and “step-down bonds” as they appear in the “Principal Investment Strategies” section of the Fund’s Prospectus.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

2.	Comment: Given that the Fund’s underlying index is limited to investment grade tax-exempt debt securities, please consider deleting the following sentence from “Fixed income securities risk” in the “Main Risks” section of the Fund’s Prospectus: “Lower rated fixed-income securities have greater volatility because there is less certainty that principal and interest payments will be made as scheduled.”

Response: Given the range of credit quality ratings within the investment grade category (i.e., AAA (extremely strong capacity to meet financial commitments) to BBB (adequate capacity to meet financial commitments but more subject to adverse economic conditions)), we believe the above-referenced sentence represents appropriate risk disclosure for the Fund and respectfully decline to delete it from the Fund’s Prospectus.

3.	Comment: Given that the Fund’s underlying index is limited to investment grade tax-exempt debt securities, please delete the following sentence from “Credit risk” in the “Main Risks” section of the Fund’s Prospectus: “Because the issuers of junk bonds may be in uncertain financial health, the prices of their debt securities could be more vulnerable to bad economic news, or even the expectation of bad news, than investment-grade debt securities.”

Response: The above-referenced sentence has been deleted from the Fund’s Prospectus.

4.	Comment: Please revise the Fund’s Prospectus disclosure to explain the terms “unrated pre-refunded and escrowed-to-maturity securities” and “remarketed mandatory put/tender securities” as they appear in the “Principal Investment Strategies” section of the Fund’s Prospectus under “Fund Details.”

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

5.	Comment: If the last paragraph in “Interest rate risk” in the “Main Risks” section of the Fund’s Prospectus under “Fund Details” describes an actual investment strategy employed by the Fund’s underlying index (and therefore the Fund), please relocate the disclosure to the “Principal Investment Strategies” section of the Fund’s Prospectus. If the disclosure is not describing an investment strategy employed by the underlying index, please delete the disclosure.

Response: The above-referenced paragraph does not describe an investment strategy employed by the Fund’s underlying index. Accordingly, the paragraph has been deleted from the Fund’s Prospectus.

6.	Comment: Please consider consolidating what appears to be duplicative risk disclosure regarding the potential magnifying effect of rising interest rates on liquidity risks that appears in “Liquidity risk” in the “Main Risks” section of the Fund’s Prospectus under “Fund Details.”

Response: Said disclosure, as it appears in the second and third paragraphs of “Liquidity risk,” pertains to different types of liquidity risk (i.e., liquidity risk in the context of meeting higher than normal Fund redemptions versus liquidity risk in the context of market oversupply due to higher than normal selling activity of other fixed income ETFs or mutual funds). Accordingly, we have preserved the disclosure concept in both paragraphs. In the interest of streamlining disclosure in the third paragraph, we have, though, revised disclosure to combine and simplify the last two sentences of the paragraph to read as follows: “Liquidity risk also may also be magnified in a rising interest rate environment or other circumstances in which increased selling activity results in an oversupply of, and downward pricing pressure on, fixed income securities in the market.”

7.	Comment: Please file the License Agreement between DBX Advisors LLC (“DBX”) and ICE Data Indices, LLC (“ICE”) as an exhibit to the Fund’s Registration Statement, as we believe it is a material contract.

Response: We respectfully decline to file the License Agreement as an exhibit to the Fund’s Registration Agreement. We do not believe that the License Agreement falls within the meaning of “other material contract” for purposes of Item 28(h) of Form N-1A. As disclosed in the Fund’s Prospectus, the License Agreement is between DBX and ICE. The Fund is not a party to the License Agreement and has no performance obligations under the Agreement. Moreover, as further clearly disclosed in the Prospectus, all license fees for the use of the Underlying Index are paid by DBX and not out of the assets of the Fund. For these reasons, we do not believe the License Agreement should be filed as an exhibit to the Registration Statement.

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If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011 (email: jim.wall@dws.com).

Sincerely yours,

/s/James M. Wall

James M. Wall

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.

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